SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

James Robinson, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372501B104
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 822,815
Beneficially Owned	(8)	SHARED VOTING POWER 8,449,881
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 822,815
Person With	(10)	SHARED DISPOSITIVE POWER 8,449,881
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,272,696
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1% (based upon 46,114,562 shares of Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the U.S. Securities and Exchange Commission on November 9, 2007).

(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

Common Stock, $0.001 par value per share, of SciClone Pharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 950 Tower Lane, Suite 900, Foster City, California 94404.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Paolo Cavazza, (the “Reporting Person”) in respect of shares of the Issuer’s common stock he owns directly and indirectly through Defiante Farmaceutica, L.d.a., a Portuguese Corporation (“Defiante”), Aptafin S.p.A., an Italian Corporation (“Aptafin”) and Chaumiere Consultadoria e Servicos S.A., a Portuguese corporation (“Chaumiere”).   Defiante is 58% directly owned by Sigma Tau Finanziaria S.p.A. (“Sigma Tau”) and 42% directly owned by Sigma Tau’s wholly-owned subsidiary, Sigma Tau International S.A.  Paolo Cavazza directly and indirectly owns 38% of Sigma Tau.  Aptafin is directly owned by Paolo Cavazza and members of his family.  Chaumiere is indirectly owned by Paolo Cavazza and members of his family.

The Reporting Person’s address is Via Tesserete, 10, Lugano, Switzerland.  He is an entrepreneur in Sigma Tau, Aptafin and Esseti S.A and he is an Italian citizen.  The Reporting Person has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

From  June 14, 2002 to December 15, 2006 the Reporting Person used approximately $2,388,531 of personal funds to purchase 822,815 shares of Common Stock including through the exercise of put options and call options.

From May 28, 2005 to November 13, 2007 Defiante used approximately $22,861,962 of working capital to purchase 6,394,988 shares of Common Stock including through the exercise of put options and call options.

From March 20, 2001 to December 15, 2006 Aptafin used approximately $2,510,473 of working capital to purchase 765,841 shares of Common Stock including through the exercise of put options and call options.

From November 16, 2004 to December 15, 2006 Chaumiere used approximately $3,126,606 of working capital to purchase 1,289,052 shares of Common Stock including through the exercise of put options and call options.

Item 4.	Purpose of the Transaction.

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

The Reporting Person, Defiante, Aptafin and Chaumiere expect to evaluate their investment in the Issuer on an ongoing basis and they may determine to change their investment intent with respect to the Issuer at any time.  If the Reporting Person, Defiante, Aptafin, and Chaumiere believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they will acquire shares of Common Stock in the open market.  They reserve the right to dispose of all or a portion of their holdings of securities of the Issuers.  Any such transactions may be effected at any time or from time to time.

Other than as set forth above in Item 3 and in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

(a)  Paolo Cavazza is the beneficial owner of 9,272,696 shares, representing 20.1% of the 46,114,562 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the U.S. Securities and Exchange Commission on November 9, 2007.

(b)  The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, is 822,815. The number of shares of Common Stock as to which  Paolo Cavazza shares to power to vote or to direct the vote is 8,449,881.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or to direct the disposition is 8,449,881.

(c)  During the past 60 days the following transaction in shares of Common Stock were effected by the person named in response to Item 5(a) hereof:

(i) on November 13, 2007, Defiante purchased 54,640 shares at a per share purchase price of  $2.042 in an open market purchase transaction effected on NASDAQ, (ii) on November 8, 2007, Defiante purchased 673 shares at a per share purchase price of  $2.050 in an open market purchase transaction effected on NASDAQ, (iii) on November 7, 2007, Defiante purchased 16,684 shares at a per share purchase price of  $2.048 in an open market purchase transaction effected on NASDAQ, (iv) on November 5, 2007, Defiante purchased 40,255 shares at a per share purchase price of $2.046 in an open market purchase transaction effected on NASDAQ, (v) on November 2, 2007, Defiante purchased 29,119 shares at a per share purchase price of  $2.048 in an open market purchase transaction effected on NASDAQ, (vi) on November 1, 2007, Defiante purchased  25,000 shares at a per share purchase price of  $2.050 in an open market purchase transaction effected on NASDAQ, (vii) on October 19, 2007  Defiante purchased 25,000 shares at a per share purchase price of  $2.050 in an open market purchase transaction effected on NASDAQ, (viii) on October 18, 2007, Defiante purchased 16,269 shares at a per share purchase price of  $2.050 in an open market purchase transaction effected on NASDAQ, (ix) on October 17, 2007, Defiante purchased 25,000 shares at a per share purchase price of $2.049 in an open market purchase transaction effected on NASDAQ, (x) on October 16, 2007, Defiante purchased 50,000 shares at a per share purchase price of  $2.059 in an open market purchase transaction effected on NASDAQ, (xi) on October 15, 2007, Defiante purchased 20,000 shares at a per share purchase price of $2.050 in an open market purchase transaction effected on NASDAQ, (xii) on October 2, 2007, Defiante pur-

chased 10,385 shares at a per share purchase price of  $1.930 in an open market purchase transaction effected on NASDAQ, (xiii) on October 1, 2007, Defiante purchased 13,952 shares at a per share purchase price of  $1.964 in an open market purchase transaction effected on NASDAQ.

(d)  N/A.

(e)  N/A.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

As permitted in the Rights Agreement dated as of December 19, 2006 between the Issuer and Mellon Investor Services LLC (the “Rights Agreement”), on September 10, 2007 the Issuer’s Board of Directors approved a potential increase in the number of shares of the Issuer’s Common Stock beneficially owned by Sigma Tau, together with all of its Affiliates and Associates (each as defined in the Rights Agreement), so long as (i) Sigma Tau, its Affiliates or Associates, become the beneficial owners of such additional shares on or before September 10, 2008, and (ii) such increase does not exceed 5,000,000 shares above the number of shares already beneficially owned by Sigma Tau and its Affiliates and Associates as of September 10, 2007 (a “Sigma Tau Ownership Increase”).  If the Board of the Issuer had not provided such prior approval of a Sigma Tau Ownership Increase, then the date of the occurrence of any increase in beneficial ownership by Sigma Tau, its Affiliates or Associates, if any, would constitute a Distribution Date (as defined in the Rights Agreement) and would trigger certain events under the Rights Agreement, including without limitation the exercisability of the Rights (as defined in the Rights Agreement); however, because the Board has provided such prior approval, such events will not be triggered under the Rights Agreement in the event of a Sigma Tau Ownership Increase.  On September 14, 2007, the Issuer filed a press release with the U.S. Securities and Exchange Commission under the cover of a Form 8-K to announce this material modification to the rights of security holders. The Issuer's Form 8-K is incorporated herein by reference.

Pursuant to a Common Stock Purchase Agreement between the Issuer and Sigma-Tau Finance S.A. dated March 3, 2000 (“Purchase Agreement”), the Issuer agreed with Sigma-Tau Finance S.A. that upon receiving marketing approval from either (i) the European Agency for the Evaluation of Medicinal Products (EMEA) or (ii) rapportear country in certain territories for the marketing and sale of the Issuer’s pharmaceutical product ZADAXIN for the treatment of hepatitis C (the “Approval Date”), the Issuer shall issue and sell to Sigma-Tau Finance S.A. shares of the Issuer’s Common Stock for an aggregate consideration of $5,000,000 at a per share price equal to a 20% premium over the average of the closing sale price of the Issuer’s Common Stock as quoted on the Nasdaq Stock Market for the 30 trading days prior to the Approval Date.  On November 8, 2002 Sigma-Tau Finance International S.A. (formerly Sigma-Tau Finance S.A.) was merged into Sigma Tau International S.A., an affiliate of Defiante and Sigma Tau. The Approval Date has not occurred.

To the best knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

1.	Common Stock Purchase Agreement dated March 3, 2000

2.	Power of Attorney*.

*	Incorporated by reference from Exhibit EX-24 to Form 4 filed with the U.S. Securities and Exchange Commission by Paolo Cavazza on March 31, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      November 23, 2007

PAOLO CAVAZZA
By: /s/ Antonio Nicolai Name: Antonio Nicolai Title: Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

1.	Common Stock Purchase Agreement dated March 3, 2000

2.	Power of Attorney.*

*	Incorporated by reference from Exhibit EX-24 to Form 4 filed with the U.S. Securities and Exchange Commission by Paolo Cavazza on March 31, 2005